THREE YEARS GONE LLC
REVENUE PARTICIPATION AGREEMENT

This agreement (the "**Agreement**") is made and entered into as of <u>2023-06-23</u> (the "**Effective Date**") by and between Three Years Gone LLC (hereinafter "**Company**") on the one hand and <u>Three Years Gone I EB, a series of Wefunder SPV, LLC</u> (hereinafter "**Investor**") on the other hand, in connection with Investor's provision of funds to Company, on a revenue participation basis, for the purpose of producing, completing and delivering the motion picture presently entitled *"Three Years Gone"* based on a Screenplay by John Gutierrez (the "**Picture**").

For good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, Investor and Company (each a "**Party**," and collectively, the "**Parties**") agree as follows:

I.   Investor Funds.

   A.   Subject to the terms and conditions of this Agreement, Investor agrees to provide Company with the dollar amount of funds (Investment Amount) set forth on the signature page of this Agreement (the "**Investor Funds**"), which will be applied toward the production of the Picture.

   B.   The first one hundred thousand dollars ($100,000) of Investor Funds contributed to the offering contemplated by this Agreement will be designated as "**Early Bird Investor Funds**".

   C.   Company will seek to secure the remainder of the budget for the Picture from (i) equity financing contributions from further Regulation Crowdfunding offerings and other general equity offerings, including the concurrent offering to accredited investors which the Company is presently undertaking (the "**Additional Offer Funds**"); (ii) other equity financing (e.g., production partner(s), equity financing partner(s) etc.) (the "**Other Equity**" and, together with the Additional Offer Funds, the "**Additional Equity**"); and (iii) debt financing (e.g., loans, pre-sale financing etc.) (the "**Debt Financing**" and, together with the Additional Equity, the "**Additional Funds**") from third-party equity investors (the "**Additional Equity Investors**") and other sources (together, the "**Additional Investors and Financiers**").

   D.   Company makes no representations and gives no warranties as to the amount, if any, of Additional Funds it is able to secure. Investor understands that if, within twelve (12) months from the Effective Date, Company determines in its sole discretion that it is unlikely, for any reason, to obtain all the necessary funding for the purpose of producing, completing, delivering, and marketing the Picture, Company may, following written notice to Investor, repay Investor Funds to Investor, at which point this agreement shall terminate without any further liability to either Party and Investor shall have no interest whatsoever in Company or the Picture.

II. Investor Revenue Share.

A. Net Receipts (as defined in Paragraph C below) shall be allocated as follows:

1. First, one hundred percent (100%) of Net Receipts shall be paid to Investor and to any Additional Equity Investors who have contributed Additional Offer Funds, on a pro rata and parri passu basis, based on the ratio that their respective investment contribution bears to the aggregate of the Investor Funds and the Additional Offer Funds, until such time, if ever, as Investor has received an amount equal to one hundred and twenty percent (120%) of Investor Funds;

2. Next, one hundred percent (100%) of Net Receipts shall be paid to Investor and to any Additional Equity Investors who have contributed "early bird" investor funds on a pro rata and parri passu basis, based on the ratio that their respective "early bird" investment contribution bears to the aggregate of the Early Bird Investor Funds and the "early bird" portion of all Additional Offer Funds (as such "early bird" portion may be specified under the terms of any additional equity offer), until such time, if ever, as Investor has received an amount equal to five percent (5%) of Early Bird Investor Funds;

3. Next, any remaining amount of Net Receipts shall be retained by the Company up to an amount equal to twenty percent (20%) of the final production costs of the Picture; and

4. Finally, any remaining amount of Net Receipts shall be referred to as the "**Net Profits**" of the Picture and shall be retained or distributed as follows: (a) fifty percent (50%) of the Net Profits multiplied by the Investor Equity Percentage shall be paid to Investor where "**Investor Equity Percentage**" is the ratio that the Investor Funds bears to the aggregate of the Investor Funds and the Additional Equity (for example, if there are $600,000 of Investor Funds and the Additional Equity is a further $600,000, Investor will receive 50% multiplied by 50% (i.e. $600,000 divided by $1,200,0000) which equals 25% of the Net Profits; and (b) the remaining amount of Net Profits shall be retained by the Company and/or paid to any Additional Investors and Financiers under the terms of the respective investment or financing agreements.

B. As used herein, "**Gross Proceeds**" shall mean any and all amounts, including nonrefundable advances, received by Company from the exploitation of the Picture and all elements thereof and all rights therein, in any and all manner and media, now known or hereafter devised, worldwide, in perpetuity, subject to the following adjustments. Notwithstanding anything to the contrary contained in this Agreement:

1. if a distributor(s) of the Picture pays for the costs of deliverables, such amounts

shall not be included in Gross Proceeds;

2. any amounts used to repay any presale financing or any similar advances against future proceeds of the Picture that were used to fund production costs of the Picture shall not be included in Gross Proceeds;

3. any advance received from a record company in connection with a soundtrack album for the Picture shall be included in Gross Proceeds only to the extent that such advance is not used to pay music or other production costs; and

4. tax credits or other tax incentives received in connection with the production of the Picture shall be included in Gross Proceeds only to the extent not used to repay financiers providing financing secured by such tax credits or incentives or used to directly fund production costs of the Picture.

C. "**Net Receipts**" shall mean Gross Proceeds remaining after deduction of the following:

1. third-party sales agent and producer representative fees and expenses;

2. actual, third-party, out-of-pocket amounts incurred by or on behalf of Company in connection with the sale, marketing, licensing, delivery, distribution and/or exploitation of the Picture;

3. ongoing third-party accounting and legal costs and expenses actually incurred by or on behalf of Company in connection with the processing of payments to profit participants (including, without limitation, collection agent fees and expenses), and audit costs;

4. actual, third-party, out-of-pocket expenses incurred by or on behalf of Company in connection with the ongoing ownership of the Picture (e.g., costs incurred in connection with the preservation and storage of negatives and master prints and digital storage of the Picture and any expenses incurred in connection with the copyrighting of the Picture);

5. actual, third-party, out-of-pocket expenses incurred in connection with the existence and management of Company (e.g., taxes, accounting fees, filing fees, etc.);

6. any residual and/or pension, health and welfare payments paid to unions, guilds, or their members in accordance with the agreements between Company and the applicable guild with respect to the Picture (to the extent not assumed by the distributor(s) of the Picture);

7. any amounts required to be withheld by law;

8. payments pursuant to music licensing deals which require additional payments based

on the performance of the Picture;

9. any actual, third-party, out-of-pocket costs incurred by or on behalf of Company or its affiliates in connection with enforcement of Company's rights in the Picture, including, without limitation, actual, direct, out-of-pocket accounting, legal and auditor fees and expenses;

10. any amounts used to repay loans received in connection with the production of the Picture and any amounts used to pay any interest, fees, costs, revenue share and profit share associated with such loans;

11. any amounts payable to any Additional Investors and Financiers in respect of any Other Equity and Debt Financing;

12. any deferred compensation and bonuses payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture);

13. any amounts paid to the completion guarantor of the Picture (if any) in repayment of sums advanced by such completion guarantor; and

14. any reasonable reserve amounts, as determined by Company in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be liquidated every twelve (12) months.

D. Investor understands and agrees that Company makes no representations and gives no warranties as to the amount of Gross Proceeds or Net Receipts, if any, that Company will receive from the exploitation of the Picture.

E. Investor understands and agrees that in the event that any payment to be made to Investor under Paragraph A is, or is reasonably likely to be, subject to any withholding obligation under any legislation, regulation, order or directive, Company will be required to withhold from any proceeds otherwise payable to Investor an amount necessary to satisfy Company's withholding obligations.

III. Picture.

A. Company intends that principal photography of the Picture shall commence in 2023, subject to Company obtaining sufficient funds for the production of the Picture, cast availability and the availability of locations and other production necessities.

B. Company shall have the right to make all decisions regarding the development, production, completion, delivery, and distribution of the Picture, subject to the rights of Investor as are specifically set forth in this Agreement. Company shall have the right to designate and engage the cast, all crew members, and all other production elements (equipment, laboratory and other facilities, third-party services) of the production of the

Picture as well as negotiate all terms and conditions of all agreements relating thereto, including determining all on-screen and paid advertising credits to all such parties. In addition, as between the Parties, Company shall have the sole and exclusive right to enter into all agreements with respect to the sale, licensing, distribution, and/or exploitation of the Picture.

IV. Reports; Auditing.

A. Company shall prepare and provide Investor copies of accounting statements with respect to the production, distribution, and exploitation of the Picture in accordance with GAAP accounting rules and principles. Such accounting statements shall reflect all sums received and all sums paid out by Company. Such statements shall be provided annually in respect of each of the Company's fiscal years, provided, however, that in the event that no production costs are incurred or Gross Proceeds earned during any accounting period, Company shall have no obligation to issue a statement to Investor with respect to such accounting period. Each accounting statement shall be rendered on a calendar basis and shall be sent out within sixty (60) days following the end of the Company's fiscal year.

B. Investor, along with any Additional Equity Investors, as a group, will have the right, at their own cost, and upon giving Company thirty (30) days prior written notice, to appoint independent certified public accountants experienced in the books and records and methods of accounting utilized in the motion picture industry, who are not employed on a contingency basis, and who execute a non-disclosure agreement in form and substance reasonably acceptable to Company, to examine Company's books and records insofar as they relate to this Agreement, at Company's regular place of business and during Company's regular business hours. Such examination will be conducted in a manner that will not interfere with the normal operation of Company's business. Investors, collectively, may make such an examination for a particular statement only once and only within twelve (12) months after the date any such statement is rendered. Investor will not examine Company's books and records more than once during any calendar year. Any suit commenced on such examination must be instituted at any time within two (2) years after the date the relevant statement is rendered; otherwise, any claims Investor has with respect to the applicable statement shall be waived and forever released. If the result of Investor's audit indicates an undisputed underpayment to Investor, Company shall immediately pay to Investor the amount of such underpayment; moreover, should the underpayment be ten percent (10%) or more (but no less than ten thousand dollars ($10,000)), the reasonable, actual, third-party, out-of-pocket costs associated with that specific audit also shall be reimbursed to Investor by Company. Company shall have the right to notify any Additional Equity Investors and give such Additional Equity Investors the right to participate in such audit, in which event the participating investors shall agree among themselves as to the sharing of the cost of any such audit. In no event will Company be required to submit to more than one audit per calendar year.

V. Credits; Other Perks.

A. Each of Investor's underlying investors who have contributed a portion of the Investor

Funds to Investor, and who are individual persons, shall be entitled to receive one or more of the following credits and perks based on the amount such underlying investor has contributed towards the Investor Funds:

1. Any underlying investor that has contributed at least $1,000 shall receive a "shout-out" on the Company's social media channels;

2. Any underlying investor that has contributed at least $5,000 shall receive a special thank you in the Picture's end credits and a welcome bag containing a selection of merchandise and a signed movie poster;

3. Any underlying investor that has contributed at least $10,000 shall receive an invitation to a screening of the Picture with the cast and crew at a time and location to be determined by the Company. The underlying investor shall be responsible for any travel expenses related to such attendance;

4. Any underlying investor that has contributed at least $25,000 shall receive an "Associate Producer" credit in the end credits of the Picture, such screen credit shall be in a size of type, placement, font, and all other aspects to be determined by Company. Any inadvertent failure or omission as to credit shall not constitute a breach of this Agreement by Company;

5. Any underlying investor that has contributed at least $50,000 shall receive an invitation to a dinner with the director of the Picture to be held at a location in Los Angeles determined by the Company as well as an invitation to visit the set of the Picture during a day of photography determined by the Company. The underlying investor shall be responsible for any travel expenses related to such attendance; and

6. Any underlying investor that contributes at least $100,000 shall receive an "Executive Producer" credit in the beginning credits of the Picture on a card shared with all underlying investors who have contributed this amount, such screen credit shall be in a size of type, placement, font, and all other aspects to be determined by Company. Any inadvertent failure or omission as to credit shall not constitute a breach of this Agreement by Company.

B. For the avoidance of doubt, the perks are cumulative (i.e. any underlying investor shall receive the perks in respect of its level of contribution as well as all perks at each lower contribution level) but any individual that receives an "Executive Producer" credit will not also receive an "Associate Producer" credit.

C. Investor acknowledges that the credits and perks listed above shall only be provided to Investor's underlying investors on condition that those underlying investors conduct themselves with due regard to social conventions, public morals, and decency and do not commit any act or become involved in any situation which reflects unfavorably upon Investor or Company or any exhibitor or distributor of the Picture. In the event of any breach of the preceding sentence by any underlying investor of Investor (which underlying investor shall be deemed a "**Barred Investor**") then, notwithstanding anything to the contrary in this Agreement or elsewhere, Investor agrees that (i) Company shall have the right to withhold any credit or perk due to any Barred Investor; (ii) any Barred Investor shall not be included in any publicity, marketing materials, social media or other online sites including, without limitation, imdb.com with respect to the Picture; (iii) any Barred Investor shall not be invited to attend and shall have no right to attend any premieres, screenings or other public or private events in connection with the Picture; and (iv) any Barred Investor shall neither make nor authorize any public statement about the Picture, Company or any person or entity associated with the Picture or Company. Investor agrees, on behalf of itself and each of its underlying investors, that Company shall be entitled to injunctive and equitable relief, without the necessity of posting a bond or other security, to enforce the provisions of this paragraph.

VI.   Intellectual Property.

Investor acknowledges that it shall not be deemed as possessing or acquiring any interest in the copyright, trademark, or other rights in or to the Picture in any of its versions, including any works derived therefrom, or the titles, loglines, treatments, screenplays, characters, plot, dialogue, themes, visuals, 'world' or 'universe', or other elements of the foregoing. Nor shall Investor be deemed as acquiring any shares, membership units, or other ownership interest in Company other than the revenue participation right specified in this Agreement.

VII.   Warranties and Representations; Risk of Investment.

A.   Investor hereby warrants and represents to Company that Investor has the complete authority and power to enter into this Agreement. Investor acknowledges that it has received any and all material information related to the Picture, this investment, the Company, and how Company intends to generate revenue, and the expenses it expects to incur related hereto, and that Company has answered any and all questions Investor may have had.

B.   Investor has been advised to seek independent legal advice before making the investment commitment and fully understands that there is an extremely high risk of total loss associated with making the investment and can bear such loss. Investor acknowledges that (i) no assurances, guarantees, representations or warranties have been given by Company or any principals, attorneys, or other representatives thereof or any other individuals or entities involved with the Picture that any recoupment and/or profits will be realized, and (ii) Investor is not relying and has not relied on any statements, representations or warranties made by Company or any principals, attorneys, or other representatives thereof or any other individuals or entities involved with the Picture in making the decision to provide the investment or to enter into this Agreement. Investor is sophisticated in investment and business matters, is knowingly and voluntarily entering into this Agreement, and, in making this investment, has relied, and will rely, solely on its own advisors and/or internal personnel with knowledge and expertise qualifying them to analyze and evaluate the transaction herein contemplated.

C. Investor acknowledges the following: (i) there can be no assurance that any Additional Funds will be obtained; (ii) there can be no assurance that the Picture will be completed or that, if completed, the Picture will be released, licensed or distributed; (iii) there can be no assurance that the Picture will generate any revenues (including without limitation Gross Proceeds) or that any such revenues will be sufficient to return to Investor all or any part of the Investor Funds; (iv) investments in the motion picture industry involve a high degree of risk; (v) the production of the Picture by Company is an entirely new and speculative venture and it is impossible to project or predict whether the investment will result in a gain or loss to Investor and there is a high degree of risk of total loss of the investment; (vi) Investor has been advised to consult with its own advisor regarding legal matters and tax consequences involving this investment; and (vii) all securities-related laws and regulations in connection with the provision of the Investor Funds to Company under the terms of this Agreement have been complied with by Company and its personnel, and Investor shall make no claim inconsistent with this acknowledgment. A more comprehensive list of risk factors is attached hereto as Exhibit A, which Investor acknowledges it has thoroughly reviewed, understands, and agrees to.

VIII. Assignment.

Investor shall have no right to assign this Agreement or any part hereof and acknowledges that this investment is not being done for purposes of resale. Investor acknowledges that any sale or other transfer of or related to this investment or Agreement may not be permitted under applicable securities regulations. Company shall not assign this Agreement or any part hereof without the prior written consent of Investor which shall not be unreasonably withheld or delayed.

IX. No Equitable Relief; Liability Limitation.

In the event of a breach of this Agreement by Company, and subject to the limitations below, the rights and remedies of Investor shall be limited to the right to recover monetary damages, if any, in an action at law and in no event shall Investor be entitled to enjoin or restrain the production or distribution or exhibition of the Picture or any element thereof, or the use, publication, or dissemination of any advertising or marketing issued in connection therewith, and Investor irrevocably waives any right to equitable or injunctive relief. Under no circumstances will either Party be liable to the other for special, punitive, indirect, incidental, or consequential damages including loss of revenue or lost profits hereunder.

X. Indemnification.

Investor shall indemnify and hold harmless Company and the parents, affiliates, and subsidiary companies thereof, and the successors, licensees, and assigns thereof, and their respective directors, managers, employees, agents, personnel, shareholders, owners, representatives, from all third-party claims, liabilities, damages, costs and reasonable legal fees arising from any breach or alleged breach of any warranty, representation or agreement made by Investor.

XI. Confidentiality; Publicity.

Each Party shall keep the Confidential Information (as defined below) of the other Party confidential and shall not disclose such terms other than as permitted herein or as authorized by the owner of such Confidential Information or as required pursuant to a valid law or court or governmental order provided that the Party disclosing such information shall provide notice to the other Party of such disclosure (to the extent not prohibited by such law or order) as soon as reasonably possible. Either Party may disclose such Confidential Information as necessary to protect or enforce its rights hereunder or to its attorneys, bankers, accountants, agents, and investors or as otherwise required to effectuate the purposes of this Agreement. "**Confidential Information**" shall mean all non-public information of a Party including, without limitation, a party's trade secrets, customer lists, intellectual property, the terms of this Agreement, the identities of any Additional Investors and Financiers, Company's production techniques, the identity of, and all information regarding all cast and crew members of the Picture and any and all financial statements, documents, dealings and other information which a reasonable person would believe are confidential. The Parties shall, in good faith, negotiate and execute a more formal confidentiality agreement upon the request of either Party. Investor shall not individually or through any publicity representative or otherwise, circulate, publish or otherwise disseminate any news story or article, book, or other publicity containing the subject matter of this Agreement and/or the Picture unless first approved in writing by Company.

XII. Notices.

Any notice, approval, consent, payment, or other communication (any of which, a "**Notice**") required or permitted to any Party under this Agreement shall be in writing and sent to the following address of the respective Party:

Company: 286 20th Street #PH4A, Brooklyn, NY 11215 or email taryn@amigapictures.com

Investor: email

or such other addresses as the Parties shall inform each other of, in writing, and shall be delivered personally, by courier, by FedEx, by UPS, by Express Mail, by US mail, return receipt requested or via email. All Notices (other than those delivered via email) shall be deemed to have been duly given or made as of the date delivered or if delivery is refused, then as of the date presented. Any Notice delivered via email shall be deemed to have been duly given or made as of the date that the sender of the email receives a written confirmation of receipt from the intended recipient (which, if delivered via email, may only be in the form of a non-automated email response). Notices may also be delivered via any other method and shall be deemed duly given or made upon actual receipt by the intended recipient.

XIII. Additional Documents.

The Parties agree to execute, acknowledge and deliver to each other such additional documents, consistent herewith, as may be reasonably required in order to effectuate and carry out the intention of the Parties. Concurrently with execution of this Agreement, Investor shall provide

Company with an IRS form W-9 or W-8BEN, as applicable, properly completed and signed by Investor.

XIV. Entire Agreement; Other Provisions.

This Agreement contains the entire understanding of the Parties relating to the subject matter herein and supersedes all other agreements between the Parties whether written or oral relating thereto and may not be modified or amended except by written instrument executed by both of the Parties hereto. A waiver by either Party of any provision of this Agreement in any instance shall not be deemed to waive such provision for the future. All remedies, rights, undertakings, and obligations contained in this Agreement shall be cumulative and none of them shall be in limitation of any other remedy, right, undertaking, or obligation of either Party. Should any provision of this Agreement be determined to be void or voidable, it shall be curtailed only to the extent of such voidness or voidability and shall otherwise not affect the validity of that provision or any other provision of this Agreement. Investor specifically acknowledges that acceptance of this investment is at the sole and absolute discretion of Company, and there shall not be deemed to be any agreement between Investor and Company unless and until this Agreement is countersigned by Company. Each of the Parties acknowledges that this Agreement relates only to the Picture and rights related thereto and that none of the Parties will in any way be restricted from any other business activity (including any motion picture activity), whether or not competitive to the Picture. This Agreement may be executed in one or more counterparts, each of which when taken together shall constitute one and the same agreement, and each of which shall constitute an original of this Agreement. In addition, this Agreement may be executed electronically (including via scans and facsimile) and such electronic versions shall constitute an original of this Agreement. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

XV. Governing Law; Arbitration.

This Agreement shall be governed by the laws of the State of New York. Any dispute between the parties relating to their rights and obligations under this Agreement shall be resolved exclusively by arbitration conducted in accordance with the Arbitration Tribunal of the International Film and Television Association ("IFTA") or the American Arbitration Association ("AAA"), as Company shall elect as then in effect, except as provided below. Any such arbitration shall be held and conducted in New York City, New York, before one arbitrator, who shall be selected by mutual agreement of the Parties; if agreement is not reached on the selection of an arbitrator within fifteen (15) days, then such arbitrator shall be appointed by the presiding judge of the Superior Court of the county in which the arbitration is to be conducted. The award or decision of the arbitrator or arbitrators shall be final and judgment may be entered on it in accordance with applicable law in any court having jurisdiction over the matter. The arbitration shall be private and confidential. Investor hereby waives, to the fullest extent permitted by law, the right to institute, prosecute or join any class action case against Company or any affiliated entity or any of the officers, directors, employees, shareholders, members, agents, or attorneys thereof, even if the rules of IFTA or the AAA (as applicable) would otherwise allow for such. Accordingly, the arbitrator may award money or injunctive relief only in favor of the individual party seeking relief and only to the extent necessary to provide relief warranted by that party's individual claim. No class or representative or private attorney general theories of liability or prayers for relief may be maintained in any arbitration held under this Agreement. Any question regarding the enforceability or interpretation of this paragraph shall be decided by the arbitrator.

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EXHIBIT A

RISK FACTORS

The risks of an investment in Company include, without limitation, the following:

1. Speculative Nature of the Business. The business of the production and exploitation of motion pictures is highly speculative and has historically involved substantial risks. The costs to produce a motion picture are often miscalculated and may be increased by factors beyond the control of its producer, resulting in the inability to complete production which would result in the abandonment of the project and a total loss of all funds provided therefore. The ultimate profitability of any motion picture depends upon its audience appeal in relation to its cost of production and distribution. Audience appeal, in turn, depends upon unpredictable critical reviews and changeable public taste, among other things, which cannot be readily ascertained in advance. Based on available information, a majority of completed motion pictures fail to generate sufficient revenues to recover their cost of production and distribution. Accordingly, there can be no assurance that Company will exploit the Picture so as to enable Company to recoup all or any portion of its investment or to yield a profit on its investment. In addition, Company cannot predict the timing or amount of revenues, if any, it may derive from the exploitation of the Picture.

2. Risks of Motion Picture Production. No assurance can be made that sufficient funds will be raised by the Company or that the Picture will be produced. Even if sufficient funds are raised, there are significant risks involved in the production of any motion picture, many of which may materially delay completion of the Picture or make completion impossible. The Picture will not be covered by a completion bond and there is no guarantee of completion of the Picture. If the Picture is not completed, no revenues will be derived from the Picture. Such risks include, but are not limited to, production costs exceeding available funds, labor disputes, death or disability of key talent or other key personnel, equipment malfunction or destruction of completed film media. These or similar events, including any armed conflict, act of a public enemy, riot, civil disturbance, inclement weather, disease, epidemic, pandemic, fire, casualty, flood, explosion, earthquake, other acts of God, accident, boycott, governmental statute, law, ordinance, policy, order, regulation, judgment or decree are beyond the control of Company and the occurrence of any such event may cause delays and increase production costs and may have a material adverse effect on the investment. To the extent that investment contributions to the Company are insufficient to cover all production costs of the Picture, all such contributions may be lost.

3. No Assurance of Third-Party Performance. No representations, warranties or assurances have been made that if the Picture is produced, it will be directed by any particular person or that any particular actor will appear in the Picture. Furthermore, if an agreement is reached with a particular director, actor, distributor or any other party whose contractual performance may bear upon the value of the investment made by Investor, no assurance, representation, warranty, or covenant is furnished to Investor that such party shall actually perform as contractually required and no indemnity is furnished to Investor by Company in the event any such party breaches its obligations to the ultimate detriment of Investor. Further thereto, no breach by a third-party of an agreement or other duty in connection with the Picture shall be a breach of this Agreement.

4. No Assurance of Revenue, Return of Investment or Profits. No assurance can be made, and no representation, warranty, covenant, or agreement is made, that the Picture will generate revenue sufficient to distribute cash to Investor. Investor has no assurance of receiving a return of its investment, or any profit in excess of the investment.

5. No Assurance of Distribution or License Agreements. There is presently no contract with any distributor to distribute the Picture or with any other party to license the Picture. The success of the Picture will be dependent upon Company's ability to complete the Picture, the attractiveness of the final product to a distributor or licensee and, if distributed, the distributor's willingness to commit substantial sums to promote the Picture successfully. Company will not have the financial capability to distribute the Picture itself. The revenue derived from the Picture is dependent, among other things, upon the interest of distributors and their ability to obtain suitable distribution via theatrical, streaming, television, home video, and/or other media, and in selecting proper release dates and appropriate advertising and promotion for the Picture. Company has no agreement at this time with any party for the distribution or licensing of the Picture or with any sales agents in relation thereto. The negotiation of final distribution or licensing agreements, which frequently occurs (if at all) near the time of completion of production of a motion picture, will have a substantial impact upon the amount of receipts available to Company from the exploitation of the Picture. There is no assurance that such negotiations will result in revenues or profits to Company. Furthermore, although Company will use commercially reasonable efforts to cause the Picture to be distributed or licensed, there is no assurance that the Picture will be distributed or licensed or that such distribution or licensing will be profitable to Company. The fact that any distributor derives profits from its distribution of the Picture will not, in turn, assure that Company will also derive profits therefrom.

6. Competition. Company is engaged in a highly competitive business and therefore the investment contains a high degree of risk. Competition is encountered in different phases of the production and exploitation of a motion picture. In the production phase of the Picture, competition may have a material effect on the employment and cost of cast and crew. After the completion of its production, the Picture will, upon its distribution or licensing, be competing with other motion pictures and, indirectly, with other forms of public entertainment. Such competition in the phases of the production and exploitation of the Picture may have a material adverse impact on Investor's investment. Many companies involved in the production and exploitation of motion pictures have, from time to time, encountered financial difficulties, which reflect the highly competitive character of, and adverse development in, the motion picture industry as well as the unpredictability of public reaction to motion pictures.

7. Lack of Diversification. Company is formed solely for the purpose of developing, producing and exploiting the Picture. Therefore, the financial performance of Company is solely dependent upon the success of the Picture. In addition, the financial performance of the investment in Company is dependent upon the ability of Company to complete the Picture in a timely and cost-effective manner, the ability of Company to obtain successful distribution or licensing of the Picture and the ultimate audience appeal of the Picture if and when completed.

8. Management. Investor will have no right to participate in the management of the business of Company. Accordingly, Investor should not invest unless it is willing to entrust all aspects of production of the Picture and general management to Company. Company shall have the right and power to, among other things, abandon the Picture at any time for any reason. Taryn Kosviner is a part-time officer of Company. As such, it is likely that Company will not make the same progress as it would if that were not the case. Company's future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on Company. There can be no assurance that Company will be successful in attracting and retaining other personnel required to successfully develop, produce and exploit the Picture.

9. COVID-19. There is great uncertainty due to COVID-19 and the virus which causes COVID-19 and related matters (collectively referred to as "**COVID-19**"). Due to Covid-19, Company may suspend or

terminate production of the Picture. Company is unable to secure insurance coverage for any COVID-19 related matter and, as such, in the event that Company is forced to shut-down production due to a COVID-19 related matter, it is likely that Investor will suffer a complete loss of its investment. Company is also at further risk due to COVID-19 related matters including the possibility that Company will not be able to secure the services of necessary cast and/or crew personnel or, if secured, that such persons may become sick and unable to complete their services for Company. In addition, Company may be sued by one or more individuals claiming that such person was made sick or otherwise injured (or died) as a result of contracting COVID-19 in connection with rendering services for Company. It is unlikely that Company will have any insurance to cover such a claim nor the resources to defend or settle such a claim and, in such event, it is likely that Investor will suffer a complete loss of its investment.

IN WITNESS WHEREOF, the Parties have executed this agreement as of <u>2023-06-23</u>

Investment Amount: <u>$99,600.00</u>

COMPANY:

Three Years Gone LLC

Taryn Kosviner

Name: Taryn Kosviner

Title: Producer

INVESTOR:

Three Years Gone I EB, a series of Wefunder SPV, LLC

Nicholas Tommarello

By:

Name: Nicholas Tommarello

Title: CEO of Wefunder Admin, LLC, its Manager